Exhibit 99.1
Cardiome Pharma Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis is as of November 6, 2009 and should be read in conjunction with our unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and the related notes included thereto and the annual MD&A. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2008 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our lead programs are focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We are completing a Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and also have pre-clinical projects directed at various cardiovascular indications.

Our product candidate for the acute conversion of atrial fibrillation is the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)).  In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv).  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas Pharma US, Inc. (Astellas).

In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.  In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv).  In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a U.S.$10 million payment to us.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008.  In Q4-2007, we together with Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008. In Q1-2008, we initiated a Phase 3 European comparator study for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  In August 2009, we announced that, following extended discussions with the FDA, Astellas is undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (SPA).  The trial, called ACT 5, began patient enrollment in October 2009, and is expected to be completed in the first half of 2011.

Cardiome Pharma Corp.

In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (Merck), providing Merck’s affiliate with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico.  In July 2009, we announced that Merck’s affiliate had filed a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) seeking marketing approval for vernakalant (iv) in the European Union, triggering a U.S.$15 million milestone to us.  Further development efforts for vernakalant (iv) outside of North America will be the responsibility of Merck (see Merck Agreement below), notwithstanding the comparator study, which is being conducted and funded by us and is expected to be completed in 2009.

Our product candidate for the long-term prevention of atrial fibrillation recurrence is vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)).  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007.  We announced positive interim results from this study in Q1-2008, and positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing Merck with exclusive rights to vernakalant (oral) globally.  Further development efforts for vernakalant (oral) globally will now be the responsibility of Merck.  We anticipate that the next step in development of vernakalant (oral) will be initiation of a Phase 3 program (see Merck Agreement below).

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007 we announced initiation of a Phase 1 study for GED-aPC, and multiple cohorts have completed treatment.  In September 2009, we announced that we have determined that no further cohorts will be conducted, and enrollment in this trial is complete.  Results from this study are expected to be released by the end of 2009.  We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded externally from us.  It is expected that the GED-aPC subsidiary will seek external capital to fund future activities. We may choose to co-invest in the venture to maintain an equity interest.

CORPORATE DEVELOPMENT

Merck Agreement

In April 2009, we announced a collaboration and license agreement with Merck for the development and commercialization of vernakalant.  The agreement provides Merck with exclusive global rights to vernakalant (oral), and provides exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv).  The agreement became effective in May 2009, following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Cardiome Pharma Corp.

Under terms of the agreement, Merck paid us an initial fee of U.S.$60 million.  In addition, we are eligible to receive up to U.S.$200 million in payments based on achievement of certain milestones associated with the development and approval of vernakalant products, and up to U.S.$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations.  Also, we will receive tiered royalty payments on sales of any approved products and have the potential to receive up to U.S.$340 million in additional milestone payments based on achievement of significant sales thresholds.

We have also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.  Merck has granted us a secured, interest-bearing credit facility of up to U.S.$100 million that we may access in tranches over several years commencing in 2010.

In Q3-2009, we received a U.S.$15 million milestone as a result of Merck’s affiliate filing a MAA to the EMEA seeking marketing approval for vernakalant (iv) in the European Union. Under the agreement, we shipped U.S.$7.0 million of clinical supplies to Merck. We are also eligible to receive a U.S.$20 million milestone payment on initiation of a planned Phase 3 program for vernakalant (oral), which is expected within the next 12 months.

ACT 5 Trial

In August 2009, we announced that Astellas will undertake a single confirmatory additional Phase 3 clinical trial under a SPA with the FDA.  The trial, called ACT 5, began patient enrollment in October 2009, and is expected to be completed in the first half of 2011.

The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for KYNAPID (vernakalant (iv)).  Under the SPA process, the FDA has agreed that the design and planned analysis of the study adequately address objectives in support of the KYNAPID NDA. The prospectively-defined trial will enroll recent-onset atrial fibrillation patients without a history of heart failure.

Next Steps for GED-aPC

In September 2009, we announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded externally from us.  It is expected that the GED-aPC subsidiary will seek external capital to fund future activities. We may choose to co-invest in the venture to maintain an equity interest.

Management Transitions

In August 2009, we announced that Doug Janzen, formerly President and Chief Business Officer, was appointed to the role of President and Chief Executive Officer by the Board of Directors, and Bob Rieder, formerly Chairman and Chief Executive Officer, was appointed Executive Chairman of the Board.

In September 2009, we announced that Dr. Charles Fisher, Chief Medical Officer and Executive Vice President, Clinical & Regulatory Affairs, will be assuming an advisory role as a consultant to Cardiome, effective October 1, 2009.

Cardiome Pharma Corp.

Dutch Auction Tender Offer

In August 2009, we announced that our Board of Directors authorized management to proceed with a tender offer to purchase for cancellation up to 6,470,588 of our common shares for an aggregate purchase price of up to U.S.$27.5 million.  The offer was conducted as a modified “Dutch auction”, which enabled shareholders to select a price between U.S.$4.25 per share and U.S.$5.10 per share at which they were willing to tender their common shares to the offer.  The purchase price was the lowest price per share between U.S.$4.25 and U.S.$5.10 that enabled Cardiome to purchase U.S.$27.5 million of common shares. In October 2009, we announced that on expiry of the tender, we purchased for cancellation 6,470,588 of our common shares at a price of U.S.$4.25 per share, for an aggregate purchase price of U.S.$27.5 million. All common shares purchased under the offer were purchased at the same price.  The purchased shares represented approximately 9.7% of our outstanding common shares as of October 13, 2009, the date of expiration of the tender offer.

Conversion of Preferred Shares

On October 6, 2009, 2,272,727 Series A preferred shares were converted into common shares on a one-to-one basis at the option of CR Intrinsic Investments, LLC. No Series A preferred shares remain outstanding subsequent to the conversion.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	NDA	NDA originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. NDA re-submitted in Q4-2006. FDA approvable letter received August 2008. ACT 5 trial initiated in October 2009.	102.9
	European Comparator Study	Trial initiated in Q1-2008.
Vernakalant (oral)	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in Q1-2008. Final results released in July 2008.	119.3
GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.	15.8
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	1.8

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)
During Q3-2009, we continued the transfer of technology related to the vernakalant (iv) programs to Merck, and continued work on the Phase 3 European comparator study.  Further development efforts for vernakalant (iv) outside of North America are now the responsibility of Merck, other than the Phase 3 European comparator study for vernakalant (iv) initiated in Q1-2008 which will continue to be our responsibility through expected completion in 2009.  During the quarter, an affiliate of Merck filed a MAA to the EMEA seeking marketing approval for vernakalant (iv) in the European Union.

Cardiome Pharma Corp.

In October 2009, the ACT 5 trial began patient enrollment. We also continued to support Astellas when requested in support of the North American development of vernakalant (iv).

Vernakalant (oral)

During Q3-2009, we continued the transfer of technology related to the vernakalant (oral) programs to Merck, and continued non-clinical and CMC work on the program.  Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.

GED-aPC

During Q3-2009, we continued to conduct pre-clinical research, development and manufacturing work, and continued our clinical work on a Phase 1 trial for the GED-aPC compound.

Phase 1 Clinical Trial

In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 48 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Multiple cohorts have completed treatment.  In September 2009, we announced that we have determined that no further cohorts will be conducted, and enrollment in this trial is complete.  Results from this study are expected to be released by the end of 2009.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage cardiovascular assets as well as review the external world for later stage and commercial assets.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We do not believe there are any changes in our significant estimates from those discussed in our 2008 annual management discussion and analysis. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

Cardiome Pharma Corp.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our 2008 consolidated annual financial statements and in our 2008 annual management discussion and analysis.

Changes in Significant Accounting Policies

On January 1, 2009, we retrospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA’s) new Section 3064, Goodwill and Intangible Assets. The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. As a result, we adjusted our prior period balances as if the new accounting policy had always been applied. We recorded a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1.8 million and $2.0 million, respectively, relating to patent costs capitalized in prior periods. The impact on the unaudited consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2008, was an increase in research and development costs of $0.13 million and $0.36 million, respectively and a decrease in amortization of $0.06 million and $0.22 million, respectively, resulting in an overall increase in net loss of $0.07 million and $0.14 million, respectively. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement.

Impact of Accounting Pronouncements Affecting Future Periods

On February 13, 2008, the Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

We will adopt IFRS for interim and annual financial statements beginning on January 1, 2011. We will also present comparative results for fiscal 2010 on an IFRS basis. To accomplish this, in 2010, we will effectively maintain two parallel books of accounts.

Cardiome Pharma Corp.

In order to meet the requirement to transition to IFRS, we have developed a plan to convert our consolidated financial statements to IFRS. Our plan is comprised of three phases: (1) assessing the impact and planning the conversion; (2) designing, educating and building tools, and (3) implementing the required changes to systems, processes, and internal controls over financial reporting. We are on track with our plans and have completed an assessment of the elective exemptions available under IFRS 1, First-time Adoption of IFRS, and accounting policy options. We are currently preparing a detailed analysis of the differences between IFRS and our accounting policies. In Q3 2009, we completed our analysis of the differences between IFRS and Canadian GAAP with regards to share based compensation and we are working with an external consultant to implement the related system changes. The Company anticipates completion of the first phase, including the quantification of the IFRS impact to our financial statements, by the end of fiscal 2009.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaced Section 1581, Business Combinations. The new standard adopts relevant parts of IFRS 3, Business Combinations, in establishing standards for the accounting for a business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. We do not expect the adoption of the standard to have a material impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replaced Section 1600, Consolidated Financial Statements. The new standards establish accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The new standards apply to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. We do not expect the adoption of the standard to have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

We recorded a net loss of $0.4 million ($0.01 per common share) for the three months ended September 30, 2009 (“Q3-2009”), compared to a net loss of $11.8 million ($0.18 per common share) for the three months ended September 30, 2008 (“Q3-2008”). On a year-to-date basis, we recorded a net loss of $13.8 million ($0.22 per common share) for the nine months ended September 30, 2009, compared to $52.1 million ($0.82 per common share) for the nine months ended September 30, 2008. The decrease in net loss for the current quarter and year-to-date was largely due to the recognition of deferred revenue related to the upfront payment of U.S.$60 million and milestone payment of U.S.$15 million from Merck, which were recorded as licensing and other fees, partially offset by a foreign exchange loss on translation of U.S. denominated net monetary assets into Canadian dollars for reporting purposes at period end. Decreased research and development expenditures related to vernakalant (oral) in the current fiscal period due to the completion of the Phase 2b trial in 2008 also contributed to the decrease in net loss for the nine months ended September 30, 2009.

Operating costs are expected to decrease for the remainder of the year as any future clinical and development costs related to vernakalant (oral) will be borne 100% by Merck. Additionally, costs related to GED-aPC are expected to decrease as enrollment in the Phase 1 clinical trial of GED-aPC is complete with no further cohorts to be conducted. The future development and commercialization of GED-aPC are expected to be funded externally from us, although we may choose to co-invest in the venture to maintain an equity interest. Offsetting the decrease in these program costs will be costs related to the completion of the Phase 3 European comparator study for vernakalant (iv) and costs related to the ACT 5 trial.

Cardiome Pharma Corp.

Revenue is expected to increase over the next 12 months as we continue to recognize the remainder of the upfront and the MAA milestone payments, as well as proceeds for shipment of clinical supplies to Merck. In addition, we expect to receive other milestone payments from our collaborative partners. Depending on the timing of achievement of these payments, our revenue may be higher than our operating costs during this period. Research collaborative fees or royalty revenue are not expected to be significant during the next year.

Revenues

Revenue for Q3-2009 was $21.1 million, an increase of $20.6 million from $0.5 million in Q3-2008.  On a year-to-date basis, revenue for the nine months ended September 30, 2009 and 2008 was $29.9 million and $1.2 million, respectively. Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners as described below.

Licensing and other fees represent recognition of deferred revenue related to both the upfront payments from our collaborative partners and the MAA milestone from Merck, as well as proceeds from shipment of clinical supplies to Merck. The collaboration and license agreement with Merck is a revenue arrangement with multiple deliverables. When the fair values of the undelivered items are not determinable, the deliverables are being recognized as a single unit of accounting, and their associated revenues are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement.  We recorded licensing and other fees of $21.0 million for Q3-2009 and $29.2 million for the nine months ended September 30, 2009 primarily attributable to the recognition of deferred revenue related to payments from Merck. No milestone payments were received or recognized in the three and nine months ended September 30, 2008. In the nine months ended September 30, 2008, we recognized the remainder of deferred revenue related to the upfront payment and premium on equity investment from Astellas.

Research collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. Fees are recognized as revenues when services are performed, the consideration is collectible, and the fees are considered to represent the fair value of those services, except those earned in connection with multiple deliverable arrangements, discussed above, where fees are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. We recorded $0.1 million for Q3-2009 and $0.5 million for Q3-2008. On a year-to-date basis, research collaborative fees for the nine months ended September 30, 2009 were $0.8 million, compared to $1.0 million for the nine months ended September 30, 2008.

In the future, we may earn additional revenue from our collaboration and licensing agreement with Merck for the development of vernakalant. In addition, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from Astellas.

Cardiome Pharma Corp.

Research and Development Expenditures

Research and development (R&D) expenditures were $10.3 million for Q3-2009, compared to $8.5 million for Q3-2008. We incurred total R&D expenditures of $24.3 million for the nine months ended September 30, 2009, compared to $39.6 million for the same period in fiscal 2008.

(in millions of dollars)	For the Three Months Ended		For the Nine Months Ended
Project	September 30, 2009 $	September 30, 2008 (Restated)(1) $	September 30, 2009 $	September 30, 2008 (Restated)(1) $
Vernakalant (oral)	1.1	4.4	6.6	24.0
Vernakalant (iv)	5.7	2.6	11.8	8.5
GED-aPC	2.8	0.9	4.5	4.4
Other projects	0.7	0.6	1.4	2.7
Total R&D expenses	10.3	8.5	24.3	39.6

(1)  Restatement relates to the retrospective adoption of CICA Handbook Section 3064, Goodwill and Intangible Assets (see note 2(a) of our unaudited September 30, 2009 consolidated financial statements).

The increase in R&D expenditures for Q3-2009 is due to increased expenditures for vernakalant (iv) related to the ongoing Phase 3 European comparator study and for GED-aPC related to completing work on the Phase 1 clinical trial. This increase was partially offset by decreased expenditures for vernakalant (oral) as development efforts for this program globally are now the responsibility of Merck.

The decrease in R&D expenditures for the nine months ended September 30, 2009, compared to the same period in fiscal 2008, was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in 2008. Spending on other projects was largely related to internal pre-clinical research and development work.

For the remainder of the year, we expect to continue to incur costs relating to the completion of the Phase 3 European comparator study for vernakalant (iv). As well, we expect to incur additional costs associated with the ACT 5 trial which initiated in October 2009. We will also continue to incur costs related to the continued development of other pre-clinical projects.

General and Administration Expenditures

General and administration (G&A) expenditures for Q3-2009 were $4.7 million, compared to $4.8 million for Q2-2008. On a year-to-date basis, we incurred total G&A expenditures of $13.8 million for the nine months ended September 30, 2009, compared to $13.3 million for the nine months ended September 30, 2008.

The increase of $0.5 million in G&A expenditures on a year-to-date basis, compared to the same period in 2008, was due to costs associated with closing the collaboration and license agreement with Merck. For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Cardiome Pharma Corp.

Amortization

Amortization for Q3-2009 was $0.8 million compared to $0.9 million for Q3-2008. On a year-to-date basis, amortization was $2.5 million for the nine months ended September 30, 2009, compared to $2.9 million for the same period in 2008. In both periods, amortization expense related to the GED-aPC technology license and capital equipment.  Amortization for the nine months ended September 30, 2008 also included amortization of the Artesian technology license which was written off in December 2008.

Other Income

Interest and other income was $0.1 million for Q3-2009 and $0.2 million for Q3-2008. On a year-to-date basis, interest and other income was $0.1 million for the nine months ended September 30, 2009, compared to $0.6 million for the same fiscal period in 2008. The decrease was mostly due to lower interest rates.

Foreign exchange loss was $5.7 million in Q3-2009 compared to a foreign exchange gain of $1.7 million in Q3-2008. On a year-to-date basis, foreign exchange loss was $3.3 million for the nine months ended September 30, 2009, compared to a foreign exchange gain of $1.9 million for the same period in 2008. Foreign exchange gains and losses are primarily attributable to the translation of foreign denominated net monetary assets into Canadian dollars for reporting purposes at period end. The foreign exchange gain in both periods of 2008 was primarily due to the increased value of the U.S. dollar compared to the Canadian dollar during the prior fiscal period. The decreased value of the U.S. dollar compared to the Canadian dollar during the current fiscal period contributed to the foreign exchange loss in both periods of 2009.  There was a greater foreign exchange effect on our financial statements in 2009 compared to 2008 as we held significant funds in U.S. dollars in 2009, as a result of receipt of the U.S.$60 million upfront  payment and U.S.$15 million milestone payment from Merck. We are exposed to market risk related to currency exchange rates in the United States because the majority of our clinical development expenditures are incurred in U.S. dollars.  Some of these risks are offset by the reimbursements and milestone payments from Merck and Astellas in U.S. dollars and may in the future be offset by royalty revenues in U.S. dollars.  We will continue to hold U.S. dollars and, to a lesser degree, other foreign currencies to meet our anticipated operating expenditure needs in future periods in the United States and other jurisdictions outside of Canada.

Cardiome Pharma Corp.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of Canadian dollars except per share amounts)	3rd Quarter ended	2nd Quarter ended	1st Quarter ended	4th Quarter ended (Restated)(1)
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008

Total revenue	$21,069	$8,572	$274	$410
Research and development	10,275	6,338	7,715	9,565
General and administration	4,657	4,970	4,137	3,833
Net loss for the period	(364)	(1,437)	(12,038)	(8,252)
Basic and diluted net loss per common share	(0.01)	(0.02)	(0.19)	(0.13)

	3rd Quarter ended (Restated)(1)	2nd Quarter ended (Restated)(1)	1st Quarter ended (Restated)(1)	4th Quarter ended (Restated)(1)
	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007

Total revenue	$536	$202	$456	$1,110
Research and development	8,524	12,864	18,212	20,301
General and administration	4,819	4,406	4,112	4,898
Net loss for the period	(11,781)	(18,087)	(22,243)	(25,377)
Basic and diluted net loss per common share	(0.18)	(0.28)	(0.35)	(0.40)

(1) Restatement relates to the retrospective adoption of CICA Handbook Section 3064, Goodwill and Intangible Assets (see note 2(a) of our unaudited September 30, 2009 consolidated financial statements).

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, R&D expenditures associated with clinical development programs, foreign exchange gains and losses, and stock based compensation expense.

The significant increase in revenue and decrease in net loss for the 2nd and 3rd quarters of 2009 when compared with other quarters was primarily due to the recognition of deferred revenue related to the upfront payment from Merck of $66.9 million (U.S.$60 million). The 3rd quarter of 2009 also included the recognition of deferred revenue related to both the $16.2 million (U.S.$15 million) milestone payment and proceeds for shipment of clinical supplies to Merck. The substantial losses for the 4th quarter of 2007, as well as the 1st and 2nd quarters of 2008, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial, and costs associated with the development of GED-aPC.  The fluctuation in G&A costs over the various quarters is primarily due to corporate governance activities, business development initiatives, the strategic process and stock based compensation expense.

Cardiome Pharma Corp.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the current quarter were financed mainly by the U.S.$60 million upfront payment and U.S.$15 million milestone payment from Merck, our working capital carried forward from the preceding fiscal year, and research collaborative fees collected from Astellas. We believe that our cash position as of September 30, 2009, the anticipated cash inflows from our collaborative partners, and available debt facilities will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic opportunities.

At September 30, 2009, we had working capital of $19.7 million compared to $27.4 million at December 31, 2008. We had available cash reserves comprised of cash and cash equivalents of $84.4 million at September 30, 2009 compared to $37.1 million at December 31, 2008.

Cash provided by operating activities for Q3-2009 was $7.5 million, an increase of $21.7 million from cash used in operating activities of $14.2 million for Q3-2008. Cash provided by operating activities for the nine months ended September 30, 2009, was $49.7 million, an increase of $102.5 million from cash used in operating activities of $52.8 million for the nine months ended September 30, 2008.  The increase of cash provided by operating activities in Q3-2009 and the nine months ended September 30, 2009 compared to the prior periods, was primarily due to receiving the $66.9 million (U.S.$60 million) upfront payment from Merck and decreased research and development expenditures due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008. In Q3-2009, we also received the $16.2 (U.S.$15 million) milestone payment from Merck.

Cash provided by financing activities was $1.0 million for Q3-2009 and $1.2 million for the nine months ended September 30, 2009, compared to $25.4 million for Q3-2008 and $25.5 million for the nine months ended September 30, 2008. The primary source of cash in both periods of 2009 was cash receipts from the issuance of our common shares upon exercise of stock options, while the primary source of cash in both periods of 2008 was net proceeds from the issuance of preferred shares.

Cash used in investing activities in Q3-2009 was $0.06 million, compared to $0.03 million in Q3-2008.  Cash used in investing activities for the nine months ended September 30, 2009 and 2008 was $0.1 million.  Cash used in investing activities during both periods in 2009 and for the three months ended September 30, 2008 related to the purchase of capital equipment. Cash used in investing activities for the nine months ended September 30, 2008 consisted of $0.3 million for the purchase of capital equipment, partially offset by $0.2 million relating to the sale of short-term investments.

Cardiome Pharma Corp.

Contractual Obligations

As of September 30, 2009 and in the normal course of business, we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2009 $	2010 $	2011 $	2012 $	2013 $	There- after $	Total $
Other long-term obligations	6	26	29	32	35	6	134
Operating lease obligations	357	1,446	1,437	1,476	1,485	309	6,510
Commitments for clinical research agreements and other agreements	3,283	546	28	15	15	Nil	3,887
Total	3,646	2,018	1,494	1,523	1,535	315	10,531

Outstanding Share Capital

As of November 6, 2009, we had 60,163,911 common shares issued and outstanding, and 6,688,788 common shares issuable upon the exercise of outstanding stock options (of which 4,225,939 were exercisable) at a weighted average exercise price of $7.30 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and other liabilities as of September 30, 2009 was $0.4 million (December 31, 2008 - $0.2 million) owing to a legal firm where our Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. For the nine months ended September 30, 2009, we incurred $1.2 million of legal fees for services provided by this legal firm, compared to $1.1 million for the nine months ended September 30, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At September 30, 2009, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)

CARDIOME PHARMA CORP.

Periods ended September 30, 2009 and 2008

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	As at
	September 30,	December 31,
	2009	2008
	(Unaudited)	(Restated -
		note 2(a))

Assets

Current assets:
Cash and cash equivalents	$84,386	$37,142
Accounts receivable	7,466	595
Prepaid expenses and other assets	604	1,324
	92,456	39,061

Property and equipment	3,016	3,725
Intangible assets	16,868	18,535
Other assets (note 8(b))	771	-
	$113,111	$61,321

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	$10,957	$11,503
Deferred revenue (note 5)	61,626	-
Current portion of deferred leasehold inducement	222	206
	72,805	11,709

Deferred leasehold inducement	779	893

Shareholders’ equity:
Common shares	330,019	327,986
Preferred shares (note 4(a))	25,181	25,181
Contributed surplus	27,569	24,955
Deficit	(343,242)	(329,403)
	39,527	48,719

	$113,111	$61,321

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
		(Restated-		(Restated-
		note 2(a))		note 2(a))

Revenue:
Licensing and other fees	$20,972	$-	$29,154	$224
Research collaborative fees	97	536	761	970
	21,069	536	29,915	1,194
Expenses:
Research and development	10,275	8,524	24,328	39,600
General and administration	4,657	4,819	13,764	13,337
Amortization	809	884	2,457	2,884
	15,741	14,227	40,549	55,821

Operating income (loss)	5,328	(13,691)	(10,634)	(54,627)

Other income (expenses):
Interest and other income	50	164	132	586
Foreign exchange gain (loss)	(5,742)	1,746	(3,337)	1,931
	(5,692)	1,910	(3,205)	2,517

Net loss for the period	(364)	(11,781)	(13,839)	(52,110)

Other comprehensive income, net of income taxes:
Reclassification adjustment for realized loss included in net loss	-	-	-	10

Comprehensive loss for the period	$(364)	$(11,781)	$(13,839)	$(52,100)

Basic and diluted loss per common share(1)	$(0.01)	$(0.18)	$(0.22)	$(0.82)

Weighted average number of common shares outstanding	64,107,616	63,761,915	63,889,446	63,744,885

(1) Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
		(Restated-		(Restated-
		note 2(a))		note 2(a))

Common shares:
Balance, beginning of period	$328,350	$327,966	$327,986	$327,835
Issued upon exercise of options	1,669	13	1,991	121
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	-	7	42	30

Balance, end of period	330,019	327,986	330,019	327,986

Preferred shares:
Balance, beginning of period	25,181	-	25,181	-
Issuance of preferred shares, net of share issuance costs	-	25,409	-	25,409

Balance, end of period	25,181	25,409	25,181	25,409

Contributed surplus:
Balance, beginning of period	25,733	23,875	24,955	21,927
Stock option expense recognized	1,836	524	2,656	2,495
Stock option expense reclassified to share capital account upon exercise of stock options	-	(7)	(42)	(30)

Balance, end of period	27,569	24,392	27,569	24,392

Deficit:
Balance, beginning of period	(342,878)	(309,370)	(329,403)	(269,041)
Net loss for the period	(364)	(11,781)	(13,839)	(52,110)

Balance, end of period	(343,242)	(321,151)	(343,242)	(321,151)
Accumulated other comprehensive income (loss):
Balance, beginning of period	-	-	-	(10)
Other comprehensive income for the period	-	-	-	10

Balance, end of period	-	-	-	-

Total shareholders’ equity	$39,527	$56,636	$39,527	$56,636

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
		(Restated-		(Restated-
		note 2(a))		note 2(a))

Cash provided by (used in):

Operations:
Net loss for the period	$(364)	$(11,781)	$(13,839)	$(52,110)
Add items not affecting cash:
Amortization	809	884	2,457	2,884
Stock-based compensation	1,836	524	2,656	2,495
Deferred leasehold inducement	(27)	(7)	(98)	3
Foreign exchange (gain) loss	5,620	(1,726)	3,221	(2,613)
Write-off of property and equipment	7	11	15	54
	7,881	(12,095)	(5,588)	(49,287)
Adjustment to reconcile net loss to net cash used in operating activities:
Accounts receivable	(7,276)	242	(7,522)	1,476
Prepaid expenses and other assets	843	259	711	(205)
Accounts payable and other liabilities	3,503	(2,586)	508	(4,590)
Deferred revenue	2,582	-	61,626	(224)
	7,533	(14,180)	49,735	(52,830)
Financing:
Issuance of common shares and exercise of stock options	1,669	13	1,991	121
Net proceeds from the issuance of preferred shares	-	25,409	-	25,409
Deferred costs relating to tender offer (note 8(b))	(771)	-	(771)	-
	898	25,422	1,220	25,530
Investing:
Purchase of property and equipment	(56)	(25)	(96)	(304)
Sale of short-term investments	-	-	-	157
	(56)	(25)	(96)	(147)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(6,014)	1,462	(3,615)	3,138

Increase (decrease) in cash and cash equivalents during the period	2,361	12,679	47,244	(24,309)

Cash and cash equivalents, beginning of period	82,025	31,000	37,142	67,988
Cash and cash equivalents, end of period	$84,386	$43,679	$84,386	$43,679

Supplemental cash flow information:
Interest paid	$4	$4	$11	$12
Interest received	2	141	36	721

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and nine months ended September 30, 2009 and 2008

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with Cardiome Pharma Corp’s (the Company) annual audited consolidated financial statements for the year ended December 31, 2008, except as described in note 2 below. These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2008 filed with the appropriate securities commissions. The results of operations for the three-month and nine-month periods ended September 30, 2009 and 2008 are not necessarily indicative of the results for the full year.  The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.	Changes in accounting policies:

(a)  Goodwill and Intangible Assets

On January 1, 2009, the Company retrospectively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities. Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. The impact on the financial position of the Company was a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1,816 and $1,974, respectively, relating to patent costs capitalized in prior periods. The impact on the consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2008, was an increase in research and development costs of $128 and $362, respectively and a decrease in amortization of $62 and $225, respectively, resulting in an overall increase in net loss of $66 and $137, respectively. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and nine months ended September 30, 2009 and 2008

2.	Changes in accounting policies (continued):

(b)  Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 1, 2009, the Company adopted the Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC - 173). EIC - 173 requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The accounting treatment of this Abstract is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this Abstract did not have an impact on the Company’s consolidated financial statements.

3.	Future changes in accounting policies:

(a)  International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company is currently assessing the impact of these new standards on its consolidated financial statements.

(b)  Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaced Section 1581, Business Combinations. The new standard adopts relevant parts of IFRS 3, Business Combinations, in establishing standards for the accounting for a business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

(c)  Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replaced Section 1600, Consolidated Financial Statements. The new standards establish accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The new standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and nine months ended September 30, 2009 and 2008

4.	Share capital:

(a)  Issuance of preferred shares:

On October 23, 2008, in connection with the issuance of 2,272,727 preferred shares, the Company filed a Canadian prospectus and related U.S. registration statement (the “registration statement”) to register the shares issuable upon conversion of the Series A preferred shares.  The registration statement became effective November 6, 2008. If the effectiveness of the registration statement is not maintained, the Company is subject to a registration payment arrangement under which it is required to pay an amount equal to 1.5% of the purchase price of the preferred shares on the thirtieth day following the failure to maintain the effectiveness requirement and for each thirtieth day thereafter until the earlier of reobtaining effectiveness or July 25, 2009. The Company did not incur any amount under the registration payment arrangement for failure to maintain the effectiveness requirement.

 (b) Stock options:

Details of the stock option transactions for the nine months ended September 30, 2009 are summarized as follows:

	Number of	Weighted
	stock	average
	options	exercise
	outstanding	price ($)
Balance, December 31, 2008	4,828,562	8.30
Options granted	2,619,804	4.65
Options exercised	(599,450)	3.32
Options forfeited	(91,506)	8.92

Balance, September 30, 2009	6,757,410	7.32

At September 30, 2009, stock options to officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise prices	issuable	life (years)	price($)	issuable	price ($)

$3.32 to $5.54	3,192,678	3.37	4.54	1,141,493	4.34
$6.06 to $8.95	1,639,603	1.26	7.78	1,620,103	7.77
$8.98 to $11.15	984,067	3.15	10.16	673,902	10.18
$11.26 to $14.50	941,062	3.20	12.99	782,183	13.07

	6,757,410	2.80	7.32	4,217,681	8.21

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and nine months ended September 30, 2009 and 2008

4.	Share capital (continued):

(c)  Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees and consultants is amortized over the vesting period.  Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Research and development	$509	$82	$785	$891
General and administration	1,327	442	1,871	1,604

Total	$1,836	$524	$2,656	$2,495

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2009 was $2.16 per option (nine months ended September 30, 2008 was $3.61 per option). The Company did not grant any stock options during the three months ended September 30, 2008. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Dividend yield	0.0%	-	0.0%	0.0%
Expected volatility	64.6%	-	64.6%	47.2%
Risk-free interest rate	2.0%	-	2.0%	3.4%
Expected average life of the options	3.4 years	-	3.4 years	4.5 years

5.	Collaborative and license agreement:

On April 8, 2009, the Company entered into a collaboration and license agreement with Merck & Co., Inc. (Merck) for the development and commercialization of vernakalant.  Pursuant to this agreement, effective May 19, 2009, the Company has granted Merck exclusive global rights to the oral formulation of vernakalant (vernakalant (oral)), and has granted a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, exclusive rights outside of the United States, Canada and Mexico to the intravenous formulation of vernakalant (vernakalant (iv)). The Company’s agreement with Astellas Pharma U.S., Inc. for vernakalant (iv) in the United States, Canada and Mexico is unaffected by this agreement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and nine months ended September 30, 2009 and 2008

5.	Collaborative and license agreement (continued):

Under the terms of the agreement, the Company received an upfront payment of $67 million (U.S.$60 million) and will be entitled to milestone payments of up to U.S.$200 million based on achievement of certain development and approval milestones associated with vernakalant products, and up to U.S.$100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. In addition, the Company will receive tiered royalty payments on sales of any approved products and have the potential to receive milestone payments of up to U.S.$340 million based on achievement of significant sales thresholds. Under the agreement, the Company will ship up to U.S.$7.1 million of clinical supplies to Merck. Merck has also granted the Company a secured, interest-bearing credit facility of up to U.S.$100 million that can be accessed in tranches over several years commencing in 2010. The Company has also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.  Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates. Merck may also request the Company to perform additional development work for which the Company will receive additional payments.

In July 2009, the Company achieved the milestone of $16.2 million (U.S.$15 million) relating to the submission for regulatory approval in Europe of vernakalant (iv). As of September 2009, shipments of clinical supplies to Merck were substantially completed, amounting to $7.6 million (U.S.$7.0 million).

The collaboration and license agreement with Merck is a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required if the deliverables have standalone value and if objective evidence of fair value for the undelivered items exists. Revenues are allocated among the separate units based on their relative fair values or are otherwise recognized as a single unit of accounting when the deliverables do not have standalone value or if fair values of the undelivered items are not determinable.

During the period of ongoing involvement of the Company with Merck, given the fair value of the undelivered items are not determinable, the upfront payment and revenue from other related deliverables under this agreement are being recognized as a single unit of accounting. To the extent that the Company is entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments will be deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. During this period, the Company will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criterion are met until the end of the amortization period. Subsequent to the period of ongoing involvement of the Company, milestone payments will be recognized as revenue when the milestones are achieved and these payments are due and are considered collectible. Revenues for services performed will be recognized as revenue when services are performed, the consideration is collectible, and the fees are considered to represent the fair value of those services.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and nine months ended September 30, 2009 and 2008

6.	Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the nine months ended September 30, 2009, the Company has incurred $1,168 of legal fees for services provided by the law firm relating to general corporate matters and review of partnership opportunities (nine months ended September 30, 2008 - $1,122). Included in accounts payable and other liabilities at September 30, 2009 is an amount of $372 (December 31, 2008 - $150) owing to the law firm.

7.	Comparative figures:

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current period.

8.	Subsequent events:

(a)  Conversion of preferred shares:

On October 6, 2009, the 2,272,727 Series A preferred shares were converted into common shares of the Company on a one-to-one basis at the option of CR Intrinsic Investments, LLC. No Series A preferred shares remain outstanding subsequent to the conversion.

(b)  Tender offer:

On October 16, 2009, in connection with its modified “Dutch Auction” tender offer (the Offer), the Company announced it has accepted 6,470,588 of its common shares for purchase and cancellation at a purchase price of U.S.$4.25 per share, for an aggregate purchase price of U.S.$27.5 million. As of September 30, 2009, the Company incurred total legal and professional fees of $771 relating to the Offer, which have been recorded as other assets and were applied against share capital upon completion of the repurchase of shares.